# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Range Capital Acquisition Corp., CIK 0002035644
CUSIP: G7375C108
Title of class of securities: Ordinary shares, par value $0.0001 per share
Address of issuer's principal executive offices: 44 Main Street,, Cold Spring Harbor, New York (NY), 11724
Date of event which requires filing of this statement: 01/16/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001009268

## Reporting persons
- D. E. Shaw & Co., L.P.: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 870,000; sole dispositive power 0; shared dispositive power 870,000; aggregate amount beneficially owned 870,000 (5.4% of the class)
  Comment: The holdings figures reported throughout this Schedule 13G consist of: (i) 495,000 Ordinary shares and (ii) 375,000 Ordinary shares held in the form of Units, where each Unit consists of one Ordinary share and one right to acquire one-tenth of one Ordinary share.
- D. E. Shaw & Co., L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 870,000; sole dispositive power 0; shared dispositive power 870,000; aggregate amount beneficially owned 870,000 (5.4% of the class)
  Comment: The holdings figures reported throughout this Schedule 13G consist of: (i) 495,000 Ordinary shares and (ii) 375,000 Ordinary shares held in the form of Units, where each Unit consists of one Ordinary share and one right to acquire one-tenth of one Ordinary share.
- D. E. Shaw Valence Portfolios, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 870,000; sole dispositive power 0; shared dispositive power 870,000; aggregate amount beneficially owned 870,000 (5.4% of the class)
  Comment: The holdings figures reported throughout this Schedule 13G consist of: (i) 495,000 Ordinary shares and (ii) 375,000 Ordinary shares held in the form of Units, where each Unit consists of one Ordinary share and one right to acquire one-tenth of one Ordinary share.
- David E. Shaw: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 870,000; sole dispositive power 0; shared dispositive power 870,000; aggregate amount beneficially owned 870,000 (5.4% of the class)
  Comment: The holdings figures reported throughout this Schedule 13G consist of: (i) 495,000 Ordinary shares and (ii) 375,000 Ordinary shares held in the form of Units, where each Unit consists of one Ordinary share and one right to acquire one-tenth of one Ordinary share.

## Item 1. Issuer
Name of issuer: Range Capital Acquisition Corp.
Address of issuer's principal executive offices: 44 Main Street, Cold Spring Harbor, NY 11724

## Item 2. Person Filing
Name of person filing:
D. E. Shaw & Co., L.P.
D. E. Shaw & Co., L.L.C.
D. E. Shaw Valence Portfolios, L.L.C.
David E. Shaw
Address of principal business office or, if none, residence:
The business address for each reporting person is:
Two Manhattan West
375 Ninth Avenue, 52nd Floor
New York, NY 10001
Citizenship:
D. E. Shaw & Co., L.P. is a limited partnership organized under the laws of the state of Delaware.
D. E. Shaw & Co., L.L.C. is a limited liability company organized under the laws of the state of Delaware.
D. E. Shaw Valence Portfolios, L.L.C. is a limited liability company organized under the laws of the state of Delaware.
David E. Shaw is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
D. E. Shaw & Co., L.P.: 870,000 shares
This is composed of 870,000 shares in the name of D. E. Shaw Valence Portfolios, L.L.C.

D. E. Shaw & Co., L.L.C.: 870,000 shares
This is composed of 870,000 shares in the name of D. E. Shaw Valence Portfolios, L.L.C.

D. E. Shaw Valence Portfolios, L.L.C.: 870,000 shares

David E. Shaw: 870,000 shares
This is composed of 870,000 shares in the name of D. E. Shaw Valence Portfolios, L.L.C.

David E. Shaw does not own any shares directly. By virtue of David E. Shaw's position as President and sole shareholder of D. E. Shaw & Co., Inc., which is the general partner of D. E. Shaw & Co., L.P., which in turn is the investment adviser of D. E. Shaw Valence Portfolios, L.L.C., and by virtue of David E. Shaw's position as President and sole shareholder of D. E. Shaw & Co. II, Inc., which is the managing member of D. E. Shaw & Co., L.L.C., which in turn is the manager of D. E. Shaw Valence Portfolios, L.L.C., David E. Shaw may be deemed to have the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, the 870,000 shares as described above constituting 5.4% of the outstanding shares and, therefore, David E. Shaw may be deemed to be the beneficial owner of such shares. David E. Shaw disclaims beneficial ownership of such 870,000 shares.
Percent of class:
D. E. Shaw & Co., L.P.: 5.4%
D. E. Shaw & Co., L.L.C.: 5.4%
D. E. Shaw Valence Portfolios, L.L.C.: 5.4%
David E. Shaw: 5.4%
Sole power to vote or to direct the vote:
D. E. Shaw & Co., L.P.: 0 shares
D. E. Shaw & Co., L.L.C.: 0 shares
D. E. Shaw Valence Portfolios, L.L.C.: 0 shares
David E. Shaw: 0 shares
Shared power to vote or to direct the vote:
D. E. Shaw & Co., L.P.: 870,000 shares
D. E. Shaw & Co., L.L.C.: 870,000 shares
D. E. Shaw Valence Portfolios, L.L.C.: 870,000 shares
David E. Shaw: 870,000 shares
Sole power to dispose or to direct the disposition:
D. E. Shaw & Co., L.P.: 0 shares
D. E. Shaw & Co., L.L.C.: 0 shares
D. E. Shaw Valence Portfolios, L.L.C.: 0 shares
David E. Shaw: 0 shares
Shared power to dispose or to direct the disposition:
D. E. Shaw & Co., L.P.: 870,000 shares
D. E. Shaw & Co., L.L.C.: 870,000 shares
D. E. Shaw Valence Portfolios, L.L.C.: 870,000 shares
David E. Shaw: 870,000 shares

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 3: Joint Filing Agreement, by and among the Reporting Persons, dated January 24, 2025.

## Signatures
- D. E. Shaw & Co., L.P.: /s/ Daniel R. Marcus, Daniel R. Marcus / Chief Compliance Officer (01/24/2025)
- D. E. Shaw & Co., L.L.C.: /s/ Daniel R. Marcus, Daniel R. Marcus / Authorized Signatory (01/24/2025)
- D. E. Shaw Valence Portfolios, L.L.C.: /s/ Daniel R. Marcus, Daniel R. Marcus / Authorized Signatory (01/24/2025)
- David E. Shaw: /s/ Daniel R. Marcus, Daniel R. Marcus / Attorney-in-Fact for David E. Shaw (01/24/2025)
Comment: Exhibit 1: Power of Attorney, granted by David E. Shaw relating to D. E. Shaw & Co., Inc., in favor of the signatories hereto, among others, dated August 1, 2024.

Exhibit 2: Power of Attorney, granted by David E. Shaw relating to D. E. Shaw & Co. II, Inc., in favor of the signatories hereto, among others, dated August 1, 2024.